Zilog ANNOUNCES FOURTH QUARTER FISCAL 2008 FINANCIAL RESULTS

SAN JOSE, Calif., May 8, 2008 – Zilog®, Inc. (NASDAQ: ZILG) a leading provider of 8-, 16- and 32-bit embedded Flash microcontrollers, universal remote controls and ARM® core-based solutions, today reported results for its 2008 fiscal year fourth quarter ended March 31, 2008.

Sales for its fiscal fourth quarter were $16.7 million, a sequential decrease of 2 percent which was within the previously announced guidance range. Fourth quarter revenues included another record level for its new 32-bit Zatara secured transaction products, where sales increased sequentially by more than 80 percent to $1.1 million. Overall sales for the quarter declined as compared to $19.1 million in sales for the fourth quarter a year ago. The GAAP net loss for the fourth quarter ended March 31, 2008 was $1.9 million, or 11 cents per share, which was lower than the previous quarter GAAP net loss of $2.4 million or 14 cents per share and lower than the GAAP net loss of $3.6 million or 21 cents per share recorded for the fourth quarter of the previous fiscal year. The GAAP net loss for the 2008 fiscal fourth quarter included charges of $0.4 million, or 2 cents per share, related to a January proposal by a competitor to acquire the company.

"Although seasonal and economic challenges negatively impacted sales in certain of our consumer markets in the fourth quarter we were pleased with the progress of our Zatara portfolio. Sales of our Zatara products increased sequentially in the quarter; the fourth consecutive quarter of significant growth," said Darin Billerbeck, Zilog's Chief Executive Officer. "Our fiscal 2008 results reflect our successful cost reduction and consolidation initiatives. These initiatives lowered our overall spending and created a laser focus on our engineering activities to improve our development time-to-market. With our expected return to sequential and year on year sales growth in fiscal 2009, we believe we will see the results of all these activities benefit our bottom line," stated Billerbeck.

For the fiscal year ended March 31, 2008 sales were $67.2 million as compared to $82.0 million for the comparable quarter a year ago. The sales decrease for the 2008 fiscal year primarily reflects an overall decrease in sales of its mature 8-bit classic products although sales of these classic products increased sequentially in the fourth fiscal quarter of 2008. The GAAP net loss for the 2008 fiscal year was $9.3 million or 55 cents per share as compared to $9.0 million or 54 cents per share for the 2007 fiscal year. The increase in net loss is primarily related to a decrease in sales and related cost of sales of $8.1 million offset by a decrease in operating expenses of $7.5 million. The reduction in overall costs and expenses includes savings in R&D expenditures associated with the engineering consolidations.

"In our Universal Remote Control Solutions business, fourth quarter sales remained relatively consistent with previous quarter levels and included continued customer growth with new programs," said Mr. Billerbeck. "During the fourth quarter, we released our first embedded Flash solution for this market that includes our market recognized low-power Crimzon core. We expect to see growth in sales from these new Crimzon Flash products beginning this quarter," Billerbeck concluded.

Certain of the company's cash and cash equivalents are currently held as investments in Auction Rate Preferred Stock (ARPS). Since February 2008 due to various factors including the tightening of liquidity in the financial market, regularly held auctions for these ARPS have been unsuccessful. As such, at March 31, 2008, a total of $3.9 million has been reclassified from cash and cash equivalents to long-term investments and accrues interest at a higher rate pending their redemption or sale. The issuers reported collateralized asset value ranges which exceed the value of ARPS held by the Company by 200 to 300 percent. The Company believes the ARPS values are not impaired and as such, no impairment has been recognized against the investment. If the issuers are unable to successfully close future auctions and their credit rating continues to deteriorate, the Company may be required to record an impairment charge against the value of its ARPS holdings.

The company expects total sales for its 2009 fiscal first quarter ending June 30, 2008 to increase sequentially and year over year by 3 to 8 percent.

NON-GAAP FINANCIAL INFORMATION (Unaudited)

The Company may make reference to certain Non-GAAP financial measures. Management believes that these Non-GAAP measures are useful measures of operating performance and liquidity because they may exclude the impact of certain items, such as amortization of intangible assets, stock-based compensation, depreciation, non-operating interest, income taxes and special charges. However, these Non-GAAP measures should be considered in addition to, not as a substitute for, or superior to, net loss and net cash provided by (used in) operating activities, or other financial measures prepared in accordance with GAAP.

	Three Months Ended				
	March 31, 2008	Dec. 29, 2007	Sept. 29, 2007	June 30, 2007	March 31, 2007
	(in millions)				
Reconciliation of Non-GAAP Net Loss to GAAP Net Loss					
Non-GAAP net loss	($1.3)	($1.4)	($0.8)	($2.0)	($1.6)
Non-GAAP adjustments:					
Special charges and credits	0.5	0.6	0.4	0.4	1.3
Amortization of intangible assets	0.2	0.3	0.3	0.2	0.3
Non-cash stock-based compensation R&D	0.1	0.1	0.1	0.1	0.1
Non-cash stock-based compensation SG&A	(0.2)	-	0.3	0.3	0.3
Total non-GAAP adjustments	0.6	1.0	1.1	1.0	2.0
GAAP Net loss	($1.9)	($2.4)	($1.9)	($3.0)	($3.6)

Non-GAAP Net Loss (Unaudited)

Non-GAAP net loss excludes special charges and non-cash charges relating to the amortization of intangible assets and stock-based compensation. We believe that Non-GAAP net loss is a useful measure as it excludes certain special charge items as well as certain non-cash charges, which facilitates a comparison of the Company's operating performance. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, the net loss measured in accordance with GAAP.

	Three Months Ended				
Reconciliation of Net Loss and Cash Flows From Operating Activities to EBITDA	**Mar. 31, 2008**	**Dec. 29, 2007**	**Sept. 29, 2007**	**June 30, 2007**	**March 31, 2007**
			(in millions)		
Reconciliation of net loss to EBITDA:					
Net loss	($1.9)	($2.4)	($1.9)	($3.0)	($3.6)
Depreciation and amortization	0.9	1.0	1.0	1.0	1.1
Interest income	(0.1)	(0.2)	(0.2)	(0.2)	(0.3)
Provision for income taxes	0.1	0.6	0.1	0.5	0.6
EBITDA	($1.0)	($1.0)	($1.0)	($1.7)	($2.2)
Reconciliation of EBITDA to net cash provided by (used in) operating activities:					
EBITDA	($1.0)	($1.0)	($1.0)	($1.7)	($2.2)
Provision for income taxes	(0.1)	(0.6)	(0.1)	(0.5)	(0.6)
Interest income	0.1	0.2	0.2	0.2	0.3
Non-cash stock-based compensation	(0.1)	0.1	0.4	0.4	0.4
Loss on disposition of operating assets	0.1	-	0.1	0.2	-
Goodwill adjustment	-	-	-	-	4.5
Changes in other operating assets and liabilities	3.0	(0.6)	1.3	(1.4)	(3.7)
Net cash provided by (used in) operating activities	$2.0	($1.9)	$0.9	($2.8)	($1.3)

Non-GAAP EBITDA (Unaudited)

Management believes that Non-GAAP EBITDA ("EBITDA"), that is Earnings or loss Before Interest, Taxes, Depreciation and Amortization, is a useful measure of financial performance. We believe that the disclosure of EBITDA helps investors more meaningfully evaluate our liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investor base regularly uses EBITDA as a measure of the liquidity of our business. Our management uses EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital.

Reconciliation of Net Loss and Cash Flows From Operating Activities to Adjusted EBITDA	Three Months Ended				
	Mar. 31, 2008	Dec. 29, 2007	Sept. 29, 2007	June 30, 2007	March 31, 2007
	(in millions)				
Reconciliation of net loss to Adjusted EBITDA:					
Net loss	($1.9)	($2.4)	($1.9)	($3.0)	($3.6)
Depreciation and amortization	0.9	1.0	1.0	1.0	1.1
Interest income	(0.1)	(0.2)	(0.2)	(0.2)	(0.3)
Provision for income taxes	0.1	0.6	0.1	0.5	0.6
Special charges and credits	0.5	0.6	0.4	0.4	1.3
Non-cash stock-based compensation [1]	(0.1)	0.1	0.4	0.4	0.4
Adjusted EBITDA	($0.6)	($0.3)	($0.2)	($0.9)	($0.5)
Reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities:					
Adjusted EBITDA	($0.6)	($0.3)	($0.2)	($0.9)	($0.5)
Special charges and credits	(0.5)	(0.6)	(0.4)	(0.4)	(1.3)
Provision for income taxes	(0.1)	(0.6)	(0.1)	(0.5)	(0.6)
Interest income	0.1	0.2	0.2	0.2	0.3
Loss on disposition of operating assets	0.1	-	0.1	0.2	-
Goodwill adjustment	-	-	-	-	4.5
Changes in other operating assets and liabilities	3.0	(0.6)	1.3	(1.4)	(3.7)
Net cash provided by (used in) operating activities	$2.0	($1.9)	$0.9	($2.8)	($1.3)

Non-GAAP Adjusted EBITDA (Unaudited)

EBITDA reflects our Earnings or loss Before Interest, Taxes, Depreciation and Amortization. Additionally, management uses separate "Adjusted EBITDA" calculations for purposes of determining certain employees' incentive compensation and, subject to meeting specified Adjusted EBITDA amounts, for accelerating the vesting of EBITDA-linked stock options. Adjusted EBITDA, as we define it, excludes interest, income taxes, effects of changes in accounting principles and non-cash charges such as depreciation, amortization, in-process research and development, and stock-based compensation expense. It also excludes cash and non-cash charges associated with reorganization items and special charges and credits, which represent operational restructuring charges, including asset write-offs, employee termination costs, relocation costs and lease termination costs. Adjusted EBITDA also excludes changes in operating assets and liabilities which are included in net cash used by operating activities. Our management uses Adjusted EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital. This Non-GAAP Adjusted EBITDA measure allows management to monitor cash generated from the operations of the business. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, net loss and net cash provided or used in operating activities prepared in accordance with GAAP.

About Zilog, Inc.

Founded in 1974, Zilog is a global supplier of 8-, 16- and 32-bit microcontroller and microprocessor "system-on-a-chip" (SoC) solutions that allow design engineers the freedom and creativity required for continued innovation in embedded design. The company won international acclaim for designing one of the first architectures in the microprocessors and microcontrollers industry. Today, Zilog designs, develops and markets a broad portfolio of devices for embedded control and communication applications used in consumer electronics, home appliances, security systems, point of sales terminals, personal computer peripherals, as well as industrial and automotive applications. Zilog is headquartered in San Jose, California, and employs approximately 500 people worldwide with sales offices throughout Asia, Europe and North America. For more information about Zilog and its products, visit the Company's website at: http://www.zilog.com.

eZ80Acclaim!, eZ80AcclaimPlus!, Crimzon, Zatara, Zilog, Z8, Z80, eZ80, Z8 Encore!, Z8 Encore! XP and ZNEO are registered trademarks of Zilog, Inc. in the United States and in other countries. ARM is a registered trademark of ARM Limited in the EU and other countries.

Other product and or service names mentioned herein may be trademarks of the companies with which they are associated.

Cautionary Statements

This release contains forward-looking statements (including those related to our expectations for our June 2008 quarter and the expected return to sequential and year-on-year sales growth in fiscal 2009) relating to expectations, plans or prospects for Zilog, Inc. that are based upon the current expectations and beliefs of Zilog's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, delays in the ramp of our 32-bit products or weakness in our 8-bit classic products could negatively impact our June 2008 quarter and our full fiscal year.

Design wins are defined as the projected two-year net sales for a customer's new product design for which the Company has received at least a $1,000 purchase order for its devices. Design win estimates are determined based on projections from customers and may or may not come to fruition. Whether or not Zilog achieves anticipated revenue from design wins depends on such things as how quickly the Company is able to bring design wins into production and whether or not the project in question is a commercial success. Notwithstanding changes that may occur with respect to customer matters relating to the forward-looking statements, Zilog does not expect to, and disclaims any obligation to update such statements until release of its next quarterly earnings announcement or in any other manner. Zilog, however, reserves the right to update such statement, or any portion thereof, at any time for any reason.

The financial information presented herein is unaudited and is subject to change as a result of subsequent events or adjustments, if any, arising prior to the filing of the Company's Form 10-K for the fiscal year ended March 31, 2008.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from the Company's website at www.Zilog.com.

Contact**:**
Stew Chalmers
Director Corporate Communications
(818) 681-3588
Source: Zilog, Inc. www.Zilog.com

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions except per share data)

	Three Months Ended		Twelve Months Ended	
	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2007
Net sales	$ 16.7	$ 19.1	$ 67.2	$ 82.0
Cost of sales	9.0	10.1	36.3	43.0
Gross margin	7.7	9.0	30.9	39.0
Gross margin %	46%	47%	46%	48%
Operating expenses:				
Research and development	3.9	5.1	16.5	20.5
Selling, general and administrative	4.9	5.6	19.9	22.7
Special charges and credits	0.5	1.3	2.0	2.4
Amortization of intangible assets	0.2	0.3	1.0	1.3
Total operating expenses	9.5	12.3	39.4	46.9
Operating loss (1)	(1.8)	(3.3)	(8.5)	(7.9)
Other income (expense):				
Other expense	(0.1)	-	(0.3)	-
Interest income	0.1	0.3	0.8	1.1
Loss before provision for income taxes	(1.8)	(3.0)	(8.0)	(6.8)
Provision for income taxes	0.1	0.6	1.3	2.2
Net loss	$ (1.9)	$ (3.6)	$ (9.3)	$ (9.0)
Basic and diluted net loss per share	$ (0.11)	$ (0.21)	$ (0.55)	$ (0.54)
Weighted-average shares used in computing basic and diluted net loss per share	16.9	16.8	16.9	16.7
(1) Includes FAS 123R stock-based compensation charges as follows:				
Cost of Sales	$ -	$ -	$ 0.1	$ 0.1
Research and development	0.1	0.1	0.3	0.3
Selling, general and administrative	(0.2)	0.3	0.4	1.0
Total stock-based compensation included in operating loss	$ (0.1)	$ 0.4	$ 0.8	$ 1.4

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)

	March 31, 2008	March 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 14.6	$ 19.4
Accounts receivable, net	6.8	8.0
Inventories	8.4	8.5
Assets held for sale	-	3.2
Deferred tax asset	0.3	0.4
Prepaid expenses and other current assets	1.7	1.8
Total current assets	31.8	41.3
Long term investments	3.9	-
Property, plant and equipment, net	6.6	6.5
Goodwill	2.2	2.2
Intangible assets, net	2.5	3.5
Other assets	0.8	2.3
Total assets	$ 47.8	$ 55.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short term debt	$ 0.7	$ -
Accounts payable	8.4	6.1
Income taxes payable	0.5	0.6
Accrued compensation and employee benefits	2.4	2.8
Other accrued liabilities	2.1	2.9
Deferred income on shipments to distributors	5.9	7.1
Total current liabilities	20.0	19.5
Deferred tax liability	0.3	0.4
Other non-current liabilities	0.7	1.2
Total liabilities	21.0	21.1
Stockholders' equity:		
Common stock	0.2	0.2
Additional paid-in capital	125.8	124.5
Treasury stock	(7.5)	(7.2)
Other comprehensive income	0.1	-
Accumulated deficit	(91.8)	(82.8)
Total stockholders' equity	26.8	34.7
Total liabilities and stockholders' equity	$ 47.8	$ 55.8

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Three Months Ended		Twelve Months Ended	
	Mar. 31, 2008	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$ (1.9)	$ (3.6)	$ (9.3)	$ (9.0)
Adjustments to reconcile net loss to net cash used in operating activities:				
Goodwill adjustment	-	4.5	-	4.5
Depreciation and amortization	0.7	0.8	3.0	3.1
Loss on disposition of operating assets	0.1	-	0.3	-
Non-cash stock-based compensation	(0.1)	0.4	0.8	1.4
Amortization of fresh-start intangible assets	0.2	0.3	1.0	1.3
Changes in operating assets and liabilities:				
Accounts receivable, net	1.5	0.8	1.2	1.6
Inventories	1.0	1.0	0.1	(0.9)
Prepaid expenses and other current and non-current assets	0.4	0.8	1.6	2.2
Accounts payable	0.4	(2.8)	2.3	(3.8)
Accrued compensation and employee benefits	(0.2)	-	(0.4)	0.3
Deferred income on shipments to distributors	(0.2)	0.2	(1.2)	1.0
Accrued and other current liabilities	0.1	0.8	(0.8)	0.8
Non-current liabilities	-	(4.5)	(0.3)	(4.2)
Net cash provided by (used in) operating activities	2.0	(1.3)	(1.7)	(1.7)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Disposal of assets held for sale - MOD II property	-	(0.1)	3.2	(1.4)
Due to Mod III Preferred Series A shareholders	-	-	-	(2.9)
Long term investments	(3.9)	-	(3.9)	-
Short term debt	0.7	-	0.7	-
Capital expenditures	(2.4)	(0.3)	(3.4)	(2.1)
Net cash used in investing activities	(5.6)	(0.4)	(3.4)	(6.4)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from issuance of common stock under employee stock purchase and stock option plans	0.1	0.1	0.6	0.5
Repurchase of common stock	-	-	(0.3)	-
Net cash provided by financing activities	0.1	0.1	0.3	0.5
Decrease in cash and cash equivalents	(3.5)	(1.6)	(4.8)	(7.6)
Cash and cash equivalents at beginning of period	18.1	21.0	19.4	27.0
Cash and cash equivalents at end of period	$ 14.6	$ 19.4	$ 14.6	$ 19.4

Zilog, Inc.
SELECTED UNAUDITED TRENDED FINANCIAL INFORMATION
(Amounts in millions except percentages, selected key metrics and per share amounts)

	Three Months Ended					Twelve Months Ended	
	Mar. 31, 2008	Dec. 29, 2007	Sep. 29, 2007	Jun. 30, 2007	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2007
Sales & Expenses Information:							
Net sales	$ 16.7	$ 17.0	$ 16.7	$ 16.8	$ 19.1	$ 67.2	$ 82.0
Cost of sales	9.0	9.0	9.0	9.4	10.1	36.3	43.0
Gross margin	7.7	8.0	7.7	7.4	9.0	30.9	39.0
Gross margin %	46%	47%	46%	44%	47%	46%	48%
Operating expenses:							
Research and development	3.9	4.1	3.9	4.5	5.1	16.5	20.5
Selling, general and administrative	4.9	4.9	5.1	5.0	5.6	19.9	22.7
Special charges and credits	0.5	0.6	0.4	0.4	1.3	2.0	2.4
Amortization of intangible assets	0.2	0.3	0.3	0.2	0.3	1.0	1.3
Total operating expenses	9.5	9.9	9.7	10.1	12.3	39.4	46.9
Operating loss	(1.8)	(1.9)	(2.0)	(2.7)	(3.3)	(8.5)	(7.9)
Interest income	0.1	0.2	0.2	0.2	0.3	0.8	1.1
Other expense	(0.1)	(0.1)	-	-	-	(0.3)	-
Loss before provision for income taxes	(1.8)	(1.8)	(1.8)	(2.5)	(3.0)	(8.0)	(6.8)
Provision for income taxes	0.1	0.6	0.1	0.5	0.6	1.3	2.2
Net loss	$ (1.9)	$ (2.4)	$ (1.9)	$ (3.0)	$ (3.6)	$ (9.3)	$ (9.0)
Weighted average basic and diluted shares	16.9	16.9	16.9	16.9	16.8	16.9	16.7
Basic and diluted net loss per share	$ (0.11)	$ (0.14)	$ (0.11)	$ (0.18)	$ (0.21)	$ (0.55)	$ (0.54)
Net Sales Information:							
Net Sales - by type							
New products (1)	$ 9.1	$ 9.8	$ 8.3	$ 8.9	$ 9.4	$ 36.1	$ 36.8
8-bit classic products	7.6	7.2	8.4	7.9	9.7	31.1	45.2
Total net sales	$ 16.7	$ 17.0	$ 16.7	$ 16.8	$ 19.1	$ 67.2	$ 82.0

(1) New products include 32-bit Zatara, universal remote control solutions and 8-bit embedded flash microcontrollers

	Mar. 31, 2008	Dec. 29, 2007	Sep. 29, 2007	Jun. 30, 2007	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2007
Net Sales - by channel							
Direct	$ 8.1	$ 7.6	$ 6.7	$ 6.9	$ 8.7	$ 29.3	$ 36.0
Distribution	8.6	9.4	10.0	9.9	10.4	37.9	46.0
Total net sales	$ 16.7	$ 17.0	$ 16.7	$ 16.8	$ 19.1	$ 67.2	$ 82.0
Net Sales - by region							
America's	$ 6.0	$ 5.7	$ 4.9	$ 6.7	$ 8.4	$ 23.3	$ 33.7
Asia (including Japan)	8.3	9.0	9.5	7.9	8.0	34.7	37.7
Europe	2.4	2.3	2.3	2.2	2.7	9.2	10.6
Total net sales	$ 16.7	$ 17.0	$ 16.7	$ 16.8	$ 19.1	$ 67.2	$ 82.0
Selected Key Metrics (as defined in our Form 10-Q and 10-K)							
Days sales outstanding	37	45	43	49	38	37	37
Net sales to inventory ratio (annualized)	8.0	7.3	7.7	8.2	9.0	8.0	9.2
Weeks of inventory at distributors	12	12	12	12	13	11	12
Current ratio	1.6	2.0	2.1	2.1	2.1	1.6	2.1
Other Selected Financial Metrics							
Depreciation and amortization (excluding intangibles)	$ 0.7	$ 0.7	$ 0.7	$ 0.8	$ 0.8	$ 3.0	$ 3.1
Amortization of fresh-start intangibles	$ 0.2	$ 0.3	$ 0.3	$ 0.2	$ 0.3	$ 1.0	$ 1.3
Stock based compensation	$ (0.1)	$ 0.1	$ 0.4	$ 0.4	$ 0.4	$ 0.8	$ 1.4
Capital expenditures	$ 2.4	$ -	$ 0.6	$ 0.3	$ 0.3	$ 3.4	$ 2.1
Cash and cash equivalents	$ 14.6	$ 18.1	$ 19.9	$ 19.8	$ 19.4	$ 14.6	$ 19.4
Long term investments	$ 3.9	$ -	$ -	$ -	$ -	$ 3.9	$ -
Cash and long term investments	$ 18.5	$ 18.1	$ 19.9	$ 19.8	$ 19.4	$ 18.5	$ 19.4
Short term debt	$ 0.7	$ -	$ -	$ -	$ -	$ 0.7	$ -